UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

ParkerVision, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

701354102
(CUSIP Number)

July 16, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 701354102

1	NAME OF REPORTING PERSON Gem Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,714,863*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,714,863*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,714,863*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12	TYPE OF REPORTING PERSON PN

* Includes 40,000 Shares underlying currently exercisable warrants.

CUSIP NO. 701354102

1	NAME OF REPORTING PERSON Flat Rock Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 67,999
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 67,999
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,999
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 701354102

1	NAME OF REPORTING PERSON Gem Investment Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,782,862*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,782,862*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,782,862*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%
12	TYPE OF REPORTING PERSON OO

* Includes 40,000 Shares underlying currently exercisable warrants.

CUSIP NO. 701354102

1	NAME OF REPORTING PERSON Daniel M. Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 66,000
	6	SHARED VOTING POWER 6,782,862*
	7	SOLE DISPOSITIVE POWER 66,000
	8	SHARED DISPOSITIVE POWER 6,782,862*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,848,862*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%
12	TYPE OF REPORTING PERSON IN

* Includes 40,000 Shares underlying currently exercisable warrants.

CUSIP NO. 701354102

Item 1(a).	Name of Issuer:

ParkerVision, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

7915 Baymeadows Way, Suite 400, Jacksonville, Florida 32256.

Item 2(a).	Name of Person Filing:

This statement is filed jointly by:

(i)	Gem Partners, LP, a Delaware limited partnership (“Gem Partners”);

(ii)	Flat Rock Partners LP, a Delaware limited partnership (“Flat Rock”);

(iii)	Gem Investment Advisors, LLC, a Delaware limited liability company (“Advisors”), who serves as the general partner of Gem Partners and Flat Rock; and

(iv)	Daniel M. Lewis, who serves as the managing member of Advisors.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 100 State Street, Suite 2B, Teaneck, New Jersey 07666.

Item 2(c).	Citizenship:

Each of Gem Partners, Flat Rock and Advisors is organized under the laws of the State of Delaware.  Mr. Lewis is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Shares”).

Item 2(e).	CUSIP Number:

701354102

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

/X/	Not Applicable

(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

CUSIP NO. 701354102

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	/ /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of the close of business on July 15, 2013, (i) Gem Partners beneficially owned 6,714,863 Shares, including 40,000 Shares underlying currently exercisable warrants and (ii) Flat Rock beneficially owned 67,999 Shares. Advisors, as the general partner of each of Gem Partners and Flat Rock, may be deemed to beneficially own the 6,782,862 Shares owned by Gem Partners and Flat Rock.

As of the close of business on July 15, 2013, 66,000 Shares were held in Mr. Lewis’ IRA Account. Mr. Lewis, as the managing member of Advisors, may be deemed to beneficially own an aggregate of 6,848,862 Shares, consisting of 6,782,862 Shares beneficially owned by Gem Partners and Flat Rock and 66,000 Shares held in Mr. Lewis’ IRA Account.

Collectively, the Reporting Persons beneficially own an aggregate of 6,848,862 Shares, including 40,000 Shares underlying currently exercisable warrants.

(b)	Percent of class:

The following percentages are based upon 88,526,269 Shares outstanding as of May 21, 2013, which is the total number of Shares outstanding as reported in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on May 30, 2013.

As of the close of business on July 15, 2013, (i) Gem Partners beneficially owned approximately 7.6% of the Shares outstanding and (ii) Flat Rock beneficially owned less than 1% of the Shares outstanding.

Advisors, as the general partner of each of Gem Partners and Flat Rock, may be deemed to beneficially own approximately 7.7% of the Shares outstanding.  Mr. Lewis, as the managing member of Advisors, may be deemed to beneficially own approximately 7.7% of the Shares outstanding.

Collectively, the Reporting Persons beneficially own approximately 7.7% of the Shares outstanding.

CUSIP NO. 701354102

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the cover pages.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the cover pages.

(iv)	Shared power to dispose or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 701354102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 16, 2013

Gem Partners, LP

By:	Gem Investment Advisors, LLC General Partner

By:	/s/ Daniel M. Lewis
	Name:	Daniel M. Lewis
	Title:	Managing Member

Flat Rock Partners LP

By:	Gem Investment Advisors, LLC General Partner

By:	/s/ Daniel M. Lewis
	Name:	Daniel M. Lewis
	Title:	Managing Member

Gem Investment Advisors, LLC

By:	/s/ Daniel M. Lewis
	Name:	Daniel M. Lewis
	Title:	Managing Member

/s/ Daniel M. Lewis
Daniel M. Lewis